#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-408-7488 Facsimile: 604-408-7499

December 23, 2008

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion of the financial condition and results of operations of Dorato Resources Inc. (“Dorato”) should be read in conjunction with our unaudited financial statements for the nine month period ended October 31, 2008 as well as our audited financial statements and accompanying notes for the year ended January 31, 2008.  Except where otherwise noted, all dollar amounts are stated in United States dollars.

Overview

Dorato was incorporated under the laws of the Province of British Columbia on May 26, 1981 under the name "Force Energy Ltd.".  On September 10, 1981, we changed our name to "Force Resources Ltd.".  On December 1, 1994, we subsequently changed our name to "Force Technologies Inc." in connection with a consolidation of our share capital on a five old shares for one new share basis.  On October 1, 1997, we changed our name to "Glassmaster Industries Inc." in connection with a forward split of our share capital on a one old share for two new shares basis.  Effective April 24, 1998, we continued our jurisdiction of registration from British Columbia, Canada to the State of Wyoming by filing a Certificate of Registration and Articles of Continuance in the office of the Secretary of State of Wyoming.  On January 19, 2000, we changed our name to "Interlink Systems Inc." in connection with a consolidation of our share capital on a ten old share for one new share basis.  On August 14, 2000, we changed our name from "Interlink Systems Inc." to "iQuest Networks Inc." in connection with the acquisition of our interest in iNoize.  We also concurrently effected a consolidation of our share capital on a one new share for two old shares basis.  Effective October 28th, 2003, our shares were consolidated on the basis of one new share for every four old shares, and the authorized share capital was subsequently increased from 25,000,000 common shares to 100,000,000 common shares.  In connection with the share consolidation, we changed our name to "Quest Ventures Inc.".  Effective April 24th, 2006, our shares were consolidated on the basis of one new share for each two old shares.  In connection with the share consolidation, we also changed our name to “Dorato Resources Inc.”.  Effective August 21st, 2006, we continued our jurisdiction of incorporation into British Columbia from Wyoming.

Our Business

We were inactive for 3 years when we ceased our operations as a company that was involved in the development of music transfer software.  We have entered into agreements with several Peruvian Nationals and a Peruvian company to acquire options to earn a 100% interest in 64 mineral claims located in Peru and to acquire certain mining concessions (the “Mineral Claims”).  As consideration for the Mineral Claims, we agreed to issue 15,500,000 common shares in stages and pay a total of $4,220,000.

On April 24th, 2008 the TSX Venture Exchange (the “TSX-V”) accepted for filing the documentation related to the acquisition of the Mineral Claims.

Certain material terms of the option agreements are as follows:

  We have the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 16,158 hectares (the “Vicmarama Property”).  In order to earn a 100% interest in the Vicmarama Property, we agreed to issue a total of 750,000 common shares.  250,000 shares were issued on TSX-V approval and the remaining 500,000 shares must be issued on or before October 18, 2009.  We also agreed to pay $250,000 as consideration for the Vicmarama Property.  To date $150,000 has been paid and the remaining $100,000 will be paid on or before April 24, 2009.
  We have exercised the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 14,500 hectares (the “Maravilla Property”, News Release October 22, 2008).  In order to earn a 100% interest in the Maravilla Property, we agreed to issue 1,500,000 common shares.  This agreement was subsequently amended to 1,250,000 shares, which have been issued.  We also paid $300,000 as consideration for the Maravilla Property. The option has been fully exercised.
  We have the option to earn 100% interest in 11 mineral claims, comprising an aggregate of 9,659 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, we agreed to issue 1,500,000 common shares, of which 250,000 shares were issued upon TSX-V approval. The remaining 1,250,000 shares will be issued on or before October 18, 2009.  We also agreed to pay $400,000 as additional consideration for the Lahaina 2 Property, which has been paid in full.
  We have exercised the option to earn 100% interest in 17 mineral claims, comprising an aggregate of 15,468 hectares (the “Lahaina 1 Property”, News Release October 22, 2008).  In order to earn the 100% interest in the Lahaina 1 Property, we issued 3,400,000 common shares.  We also paid $270,000 as additional consideration for the property. The option has been fully exercised.

Dorato Peru S.A.C., our wholly-owned subsidiary, also entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, we were granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of $8,000,000 payable over 36 months.  3,000,000 shares were issued and $1,000,000 was paid upon TSX-V approval.  In October 2008, the terms of the option agreement were amended (News Release November 4, 2008).  Under the amended terms, the Company agreed to pay an additional $2,000,000 (for a total cash consideration of $3,000,000) and issue an additional 5,600,000 common shares (for total share consideration of 8,600,000 shares). The Company also paid an additional $320,000 to reimburse vendor legal costs. The amended agreement received TSX-V approval on December 23, 2008.

There was no finder’s fee paid in connection with our acquisition of the Mineral Claims.

Cordillera del Condor

Geologically the highly prospective Cordillera del Condor (CdC) Gold – Copper Belt underlies the Ecuador – Peru Border region.  Recent exploration on the Ecuadorian side of the belt has been highly successful; however: from North to South, key district’s include Corriente Resources Mirador Copper District (combined 43-101 inferred resource of 1.7Bt @ 0.6% Cu), Aurelian Resources world class Furta Del Norte Gold Deposit (43-101 inferred resource of 13.7Moz Au & 22.4Moz Ag) and finally in the South, the Chinapintza District where recent drilling by Goldmarca (recently re-branded as Ecometals Ltd) has intersected values up to 506m @ 1g/t Au.

In contrast the Peruvian portion, which  geologically comprises approximately 45-50% of the CdC belt, is essentially unexplored as until very recently the area was closed to exploration and mining.  Key features on the Peruvian side such as shared geology, structural setting, proximity and extensions of known fertile trends and numerous placer and hard-rock gold occurrences indicate that the framework and potential is present to form very significant gold and copper deposits.

An aggressive USD$7M dollar first pass exploration program has been instigated utilizing proven ‘mine-finding’ geochemical and geophysical technologies.  In detail the program consists of heli-supported reconnaissance mapping, prospecting and stream sediment sampling to evaluate the high priority Central or El Tambo block in addition to more regional structural-geological targets.  Concurrently with this a detailed heliborne geophysical survey will screen the entire land package using a combination of airborne magnetic and transient-electro-magnetics.  Phase One exploration is almost complete and most of the planned work has been completed.  Results will be available in due course.

Significant Recent Events

New President

Keith J. Henderson was appointed President and Chief Executive Officer, replacing Mr. Anton J. Drescher, effective December 1, 2008 (news release December 1 2008).  Prior to joining Dorato Mr. Henderson has been employed as Vice President of Exploration for Cardero Resource Corporation.  Prior to Cardero, Mr. Henderson held various management positions with the Anglo American group most recently as Project Manager for Anglo Coal’s Canadian subsidiary.  Mr. Henderson holds a B.Sc (Hons) in Geology from Queens University Belfast and a M.Sc. degree in Geology from University College Dublin.  He is a registered professional geologist with 15 years experience, primarily in precious and base metal exploration.  Mr. Drescher will continue to serve as a Director of the Company.

Mr. Rowland Perkins resigning as a director of Dorato Resources Inc. effective December 1, 2008.  The Board wishes to thank Mr. Perkins for his contributions to the Company, and wish him continued success in the future.

Royalty Agreement & Private Placement

In July 2008, the CompAny entered into a letter agreement with Franco-Nevada Corporation (TSX: FNV) (“Franco-Nevada”, News Release July 18, 2008) wherein Franco-Nevada agreed to purchase 1,500,000 units of a 1,900,000 common share non-brokered private placement (approximately 5% of the issues and outstanding shares of the Company) at a price of $1.70 per common share.  The price of $1.70 represented a 15% premium over the 20 day average market price prior to the date of this news release.  Under the terms of the agreement, Franco-Nevada will be offered the right to participate in all subsequent financings on a pro-rata basis for a period of two years.

Dorato agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from its El Tambo and surrounding land package covering approximately 152 square kilometres along the southern extension of Aurelian Gold’s Fruta del Norte structural trend as it enters Peru (the “Option”).  Dorato has exploration rights to a total of 700 km² Cordillera del Condor Project in northern Peru.  The Option will be set forth in a Royalty Option Agreement to be entered into by the parties.  The material terms of the Royalty Option Agreement will be as follows:

  The Option will expire the sooner of: (a) the expiration or termination of the concessions or other property comprising the El Tambo and surrounding land packages or (b) sixty days following a decision to construct a mine;
  The Option may be exercised within sixty days following a decision to construct a mine by Dorato and/or its successor in interest together with a firm commitment to finance construction;
  The royalty rate shall be either 1% or 2% of the Net Smelter Return, dependent on the gold price at the time of the exercise of the Option; and
  The Option may be exercised at a purchase price equal to the Royalty Net Present Value which, for the purposes of the Royalty Option Agreement, shall mean the after tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 7 1/2% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

The private placement was completed in August 2008 (News Release August 20, 2008).

Application for Mineral Rights

During the current reporting period, applications have been made for an additional 21 exploration claims (20,400 hectares), located 20-40 kilometres south of the previous Dorato ground-holding.  The claims were staked on open ground and prioritised on the basis of regional targeting.

Corporate Information

Our Board of Directors is as follows:

Anton Drescher

Keith Henderson (effective December 1, 2008)

Jeffrey Pontius

Mark Cruise

Our officers are:

Keith Henderson

President and Chief Executive Officer (effective December 1, 2008)

Marla Ritchie

Corporate Secretary

Michael Kinley

Chief Financial Officer

Share Capital

Our authorized share capital consists of 100,000,000 common shares without par value.  As of December 23, 2008, the total number of issued and outstanding common shares is 33,468,187 common shares.

During the nine months ended October 31, 2008 we issued 17,000,000 common shares at a price of CAD$0.60 per share  and 1,500,000 common shares at  price of CAD $1.70 per share pursuant to private placements. We also issued 4,150,000 common shares valued at CAD$0.60 and 4,000,000 common shares at CAD$0.485 for acquisition of mineral properties in Peru.

During the nine months ended October 31, 2008, the Company granted stock options to certain directors, officers and consultants to purchase up to a total of 2,600,000 common shares in our capital stock.  The options are exercisable at a price of $1.40 per share on or before May 23, 2010 and June 20, 2008.

There are no outstanding share purchase warrants.

Plan of Operation

Our plans over the next twelve months are to carry out the recommended exploration program on our newly acquired Mineral Claims in Peru.

Phase One of exploration consisted of airborne geophysical surveys, extensive surface sampling, geological mapping and prospecting is almost complete.  Over the coming months, the Company will compile the results of all exploration and laboratory analysis when such results are available.  On completion of this work, recommendations for the Phase Two field season and future financing will be made.

In the event that we do not have sufficient capital to carry out the second phase of the recommended work program on the Mineral Claims, which is contingent upon results from Phase I, we will be seeking to arrange additional equity financing.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans will be devised once financing has been completed and management knows what funds will be available for these purposes.  There is no guarantee, however, that we will meet working capital requirements on a continued basis.

Summary of Quarterly Results

	Three Months Ended		Three Months Ended
	October 31, 2008	July 31, 2008	April 30, 2008	January 31, 2008
Total assets	$ 15,714,393	$ 13,374,657	$ 13,571,441	$ 6,375,940
Working capital	4,046,233	6,007,532	7,781,473	5,638,124
Net income (loss) for the period	(374,952)	(1,912,842)	(108,949)	(162,195)
Basic and diluted income (loss) per share	(0.01)	(0.09)	(0.01)	(0.03)

	Three Months Ended		Three Months Ended
	October 31, 2007	July 31, 2007	April 30, 2007	January 31, 2007
Total assets	$ 1,012,180	$ 340,750	$ 348,424	$ 1,562
Working capital (deficiency)	712,583	328,417	341,534	(84,958)
Net loss for the period	(42,352)	(39,272)	(29,302)	(45,092)
Basic and diluted income (loss) per share	(0.02)	(0.00)	(0.00)	(0.01)

Liquidity and Capital Resources

We had cash and cash equivalents of $3,918,313 as of October 31, 2008, compared to $5,851,179 at January 31, 2008, representing a decrease of $1,932,866.  We had a working capital of $4,046,233 as of October 31, 2008, compared to a working capital of $5,638,124 as of January 31, 2008.  The decrease in cash on hand and resultant decrease in working capital was the result of increase expenditures in the mineral properties in Peru.

We have sufficient funds on hand to fund our current operations over the next 6 to 12 months.  We anticipate that we will operate at a loss for the foreseeable future.  Our management has continued to provide capital through equity financing.  We recently completed two private placements of 18,500,000 common shares for gross proceeds of $11,573,310, which funds have been used to pay property payments for the Mineral Claims, to carry out the recommended Phase I of the exploration program totalling $3,511,128 to date, and for general and administrative expenses.

We will require additional working capital in order to continue exploration and development of the Mineral Claims.  There is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken in the future will be negotiated by management as opportunities to raise funds arise.

Results of Operations

Nine months ended October 31, 2008 compared nine months ended October 31, 2007

We incurred a net loss of $2,396,742 for the nine months ended October 31, 2008, compared to a net loss of $110,926 for same period in the prior year.  The loss has arisen from increased expenditures relating to the Company’s projects in Peru and stock-based compensation of $1,691,719. The Company had no active project in the comparative period. Significant comparative changes are as follows:

Office and administrative expenses of $138,795 was recorded during the current period compared to $10,871 recorded in the comparative period.  The increase was due to increased activities following our recently completed change of business. The Company also maintains an office in Peru.

Professional fees of $150,684 during the current period compared to $14,732 recorded in the comparative period.  The increase was a result of the legal costs associated with the mineral properties acquisition, accounting services and other regulatory requirements relating to our change of business.

Investor relations expenses of $210,837 during the current period compared to $nil recorded in the comparative period, as the Company is making a concerted effort to provide all available information about the project to shareholders and the investment community. This category also includes $99,352 of stock-based compensation charges.

Consulting fees of $1,784,718 during the current period compared to $20,785 in the comparative period.  The increase was due to increased in personnel expenses and a stock-based compensation charges of $1,691,719.

Travel and promotion expenses of $73,663 during the current period compared to $4,728 recorded in the comparative period.  The increase was due to increase in activities relating to the Peru’s properties.

Three months ended October 31, 2008 compared with three months ended October 31, 2007

For the three months period ended October 31, 2008, the Company incurred loss of $374,952 as compared to net losses of $42,352 for the period ended October 31, 2007. The explanations above relating to the nine months period to October 31, 2008 also apply to the comparative analysis relating to the three months period ended October 31, 2007.

Transactions with Related Parties

During the nine months ended October 31, the Company entered into the following transactions with related parties:

a)

Paid or accrued consulting fee of $89,514 (2007 - $20,785) to companies related to directors, not including stock-based compensation.

b)

Paid or accrued consulting fee of $5,806 (2007 - $Nil) to an officer.

c)

Paid or accrued exploration expenditures of $608,468 (2007 - $Nil), office and administration expenses of  $3,910 (2007 - $Nil) and consulting expenses of $34,966 (2007 -$Nil) to a company with an officer in common.

d)

Included in accounts payable is $324,995 (2007- $1,032) to companies with a common officer for reimbursement of consulting, investor relations and deferred exploration costs.  The amounts due to and from related parties are unsecured and without interest or stated terms of repayment.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes In Internal Control Over Financial Reporting.

There have not been any changes in our internal control over financial reporting or any other factors during the period ended October 31, 2008, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Forward Looking Statements

Except for historical information, our Management’s Discussion & Analysis may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity performance or achievement to vary from those expressed or implied by these forward looking statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.